                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549
                                  ----------
                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. __)*

                             TRAK AUTO CORPORATION

                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   892887100
                                (CUSIP Number)

                                John E. Stokely
                            Richfood Holdings, Inc.
                                 4860 Cox Road
                          Glen Allen, Virginia 23060
                                (804) 915-6000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  Copies to:
                            Gary E. Thompson, Esq.
                               Hunton & Williams
                             951 East Byrd Street
                           Richmond, Virginia 23219
                                (804) 788-8200

                                 May 13, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 Pages
                       Exhibit Index begins on page 11.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 228210100                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Richfood Holdings, Inc.
      54-1438602
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Virginia
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,962,245
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,962,245
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,962,245
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      67.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer.

        This statement of beneficial ownership on Schedule 13D (the "Statement") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Trak Auto Corporation, a Delaware corporation (the "Company"). On May 13, 1998, Richfood Holdings, Inc., a Virginia corporation ("Richfood"), accepted for purchase, pursuant to a tender offer, shares representing approximately 96% of the outstanding common stock, $1.00 par value per share, of Dart Group Corporation, a Delaware corporation ("Dart"). Accordingly, under the rules and regulations of the Securities and Exchange Commission, Richfood acquired indirect beneficial ownership of the Common Stock as of such date.
Dart became a wholly-owned subsidiary of Richfood on May 18, 1998. The Company's principal executive offices are located at 3300 75th Avenue, Landover, Maryland 20785.

Item 2. Identity and Background

        (a) - (c) This Statement is filed by Richfood Holdings, Inc., a Virginia corporation ("Richfood"). Richfood is a grocery wholesaler and retailer that, through its wholesale division, supplies a comprehensive selection of national brand and private label grocery products, dairy products, frozen foods, fresh produce items, meats, delicatessen and bakery products and non-food items and, through its retail division, operates approximately 100 retail grocery stores under various names and formats. Richfood's principal executive offices are located at 4860 Cox Road, Glen Allen, Virginia 23060.

        For information required by Instruction C to Schedule 13D with respect to executive officers and directors of Richfood (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.

        (d) - (e) During the last five years, Richfood has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f) Reference is made to Schedule I hereto.

Item 3.  Source and Amount of Funds or Other Consideration.

    As of April 9, 1998, Richfood, DGC Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Richfood ("DGC"), and Dart, the holder of approximately 67.1% of the Common Stock, entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which DGC and Richfood commenced a tender offer to purchase all of the outstanding shares of the common stock, par value $1.00 per share, of Dart ("Dart Common Stock") for a purchase price of $160.00 per share, subject to the terms and conditions contained in the Offer to Purchase, dated April 15, 1998, and the related Letter of Transmittal (which, together with any amendments and supplements thereto constitute the "Offer"). Pursuant to the Agreement, the consummation of the Offer was followed by the merger (the "Merger") of DGC with and into Dart, pursuant to which Dart became a wholly owned subsidiary of Richfood.

    The aggregate purchase price of the Dart Common Stock acquired pursuant to the Offer and the Merger was $201,116,325, which was funded from borrowings under credit facilities provided by First Union National Bank ("First Union"), as lender and administrative agent for a syndicate of banks, in an aggregate amount of $450 million, $250 million of which is a five-year revolving credit facility and $200 million of which is an eighteen month term loan. Borrowings under the facilities bear interest at a variable rate per annum, which is initially equal to LIBOR plus 1%. The representations, warranties and covenants set forth in the credit facilities are substantially similar to those set forth in Richfood's previously existing credit facilities with First Union, as lender and administrative agent for a syndicate of banks. The new credit facilities contain provisions requiring early repayment of the term loan with the net proceeds of new offerings of equity securities or senior debt by Richfood and with the net proceeds of any sale of Richfood's interests in (i) the Company,
(ii) Crown Books Corporation, a Delaware corporation, the stock of which is 52.3% owned by Dart, (iii) Total Beverage Corporation, a Delaware corporation and wholly-owned subsidiary of Dart and (iv) certain real estate assets.

    Additional information with respect to the transactions described herein is set forth in the exhibits hereto, which are incorporated herein by reference.

Item 4. Purpose of Transaction.

    The purpose of the Offer and the Merger was to enable Richfood to acquire control of, and the entire equity interest in, Dart. Richfood intends, as soon as practicable, to cause Dart to divest its ownership of the Company. Such transaction could take one or more of the following forms: (i) a sale of Dart's equity interest in the Company, or a distribution of such equity interest to Richfood to be followed by a spin-off of such equity interest to Richfood's shareholders; (ii) a sale of all of the outstanding equity of the Company pursuant to a merger, tender offer or share exchange; (iii) a sale of all or substantially all of the assets of the Company, followed by a distribution of the net proceeds thereof to the Company's stockholders; (iv) a recapitalization of the Company; or (v) a liquidation of the Company. Certain of such transactions may cause the Common Stock to no longer be eligible for listing on The Nasdaq National Market and/or terminate the registration of the Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

  On May 18, 1998, the Company's Board of Directors increased the size of the Board from four to seven and elected Messrs. John E. Stokely, John C. Belknap and Alec C. Covington to fill the resulting vacancies. See Schedule I for information with respect to such newly elected Directors. Richfood expects that, as soon as practicable, and after compliance with Rule 14f-1 under the Exchange Act, the Board of Directors will further increase the size of the Board to nine and will fill the resulting vacancies with persons affiliated with Richfood.

  Except as set forth above, or incorporated by reference in this Statement, Richfood does not have any current plans or proposals that relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of this Item 4.

Item 5.  Interest in Securities of the Issuer.

     (a) As a result of its ownership of the Dart Common Stock, Richfood is the indirect beneficial owner, through Dart, of 3,962,245 shares of Common Stock, representing 67.1% of the outstanding shares of Common Stock. None of the Covered Persons are the beneficial owners of the Common Stock.

     (b) Richfood has the sole power to vote or direct the voting and the sole power to dispose or direct the disposition of 3,962,245 shares of Common Stock.

     (c) Except as disclosed in this Statement, none of Richfood, nor, to the best of its knowledge, any of the Covered Persons, has effected any transactions in the Common Stock during the past 60 days.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  As of April 9, 1998, Richfood, DGC and Dart executed the Agreement, pursuant to which Richfood became the indirect beneficial owner, through Dart, of 67.1% of the Common Stock on May 18, 1998. Other than the Agreement, neither Richfood nor the Covered Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Common Stock including, but not limited to, transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     (a) Agreement and Plan of Merger, dated as of April 9, 1998, by and among Richfood, DGC and Dart (incorporated by reference to Exhibit (c) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission by Richfood and DGC on April 15, 1998).

     (b) Credit Agreement, dated as of May 12, 1998, by and among Richfood Holdings, Inc., as Borrower, First Union National Bank, as Administrative Agent, Crestar Bank, as Syndication Agent and The First National Bank of Chicago, as Documentation Agent.

                                   SIGNATURE
                                   ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           RICHFOOD HOLDINGS, INC.



Date:  May 26, 1998                  By:   /s/ John E. Stokely
                                          ---------------------
                                          John E. Stokely
                                          President and Chief Executive Officer

                                                                      Schedule I
                                                                      ----------

                     Information with Respect to Executive
                      Officers and Directors of Richfood
                      ----------------------------------


  The following sets forth as to each of the executive officers and directors of Richfood the following information: name, business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each such individual identified below is a citizen of the United States. To the knowledge of Richfood, during the last five years, no such person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Name                     Business Address             Principal Business      Occupation
Roger L. Gregory         Wilder & Gregory             Law Office              Managing Partner
                         707 E. Main Street
                         Tenth Floor
                         Richmond, VA  23218

Grace E. Harris          Virginia Commonwealth        Education               Provost & VP for
                         University                                           Academic Affairs
                         901 W. Franklin Street
                         Richmond, VA  23284

John C. Jamison          Mallardee Associates         Financial Advisor       Chairman
                         161B John Jefferson Square
                         Williamsburg, VA  23185

G. Gilmer Minor, III     Owens & Minor, Inc.          Distributor of          President & CEO
                         4800 Cox Road                Medical and Surgical
                         Glen Allen, VA  23060        Supplies


Claude B. Owen, Jr.      DIMON Incorporated           Importer and Exporter   Chairman & CEO
                         512 Bridge Street            of Leaf Tobacco &
                         Danville, VA  24541          Flowers


John F. Rotelle          Rotelle, Inc.                Grocery                 Chairman
                         301 Morris Road
                         West Point, PA  19486


Albert F. Sloan          3826 Silver Bell Road                                   RETIRED
                         Charlotte, NC  28211

John E. Stokely          Richfood Holdings, Inc.          Grocery                President & CEO
                         4860 Cox Road
                         Glen Allen, VA  23060

George H. Thomazin       1401 Forrest Court                                      RETIRED
                         Marco Island, FL  34145

James E. Ukrop           Ukrop's Super Markets, Inc.      Grocery                Vice Chairman & CEO
                         600 Southlake Boulevard
                         Richmond, VA  23236

Edward Villanueva        10466 Cherokee Road              Financial Consultant   Financial Advisor
                         Richmond, VA  23235

John D. Ryder            Super Rite Foods, Inc.           Grocery                Vice President
                         5483 Baltimore National Pike
                         Baltimore, MD  21229

Alec C. Covington        Richfood Holdings, Inc.          Grocery                President-Wholesale
                         4860 Cox Road                                           Operations
                         Glen Allen, VA  23060

John C. Belknap          Richfood Holdings, Inc.          Grocery                Executive Vice
                         4860 Cox Road                                           President & CFO
                         Glen Allen, VA  23060

Donald Bennett           Richfood Holdings, Inc.          Grocery                Chairman
                         4860 Cox Road
                         Glen Allen, VA  23060

Gary Bittner             Richfood, Inc.                   Grocery                President & Chief
                         8258 Richfood Road                                      Operating Officer
                         Mechanicsville, VA  23111

Christopher A. Brown     Richfood Holdings, Inc.          Grocery                Executive Vice
                         4860 Cox Road                                           President
                         Glen Allen, VA  23060


Wilber Hatcher           Richfood, Inc.                   Grocery      Vice President & Chief
                         8258 Richfood Road                            Information Officer
                         Mechanicsville, VA  23111

David W. Hoover          Richfood Holdings, Inc.         Grocery       Vice President, Finance
                         4860 Cox Road
                         Glen Allen, VA  23060

Dale Conklin             Super Rite Foods, Inc.          Grocery       President & Chief
                         3900 Industrial Road                          Operating Officer
                         Harrisburg, PA  17110

Ronald Dennis            FF Acquisition, L.L.C.          Grocery       President & Chief
                         7530 Tidewater Drive                          Operating Officer
                         Norfolk, VA  23505


                                 EXHIBIT INDEX



 Exhibit No.                           Description
 -----------                           -----------


(a) Agreement and Plan of Merger, dated as of April 9, 1998, by and among Richfood, DGC and Dart (incorporated by reference to Exhibit
              (c) to the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission by Richfood and DGC on April 15, 1998).

(b) Credit Agreement, dated as of May 12, 1998, by and among Richfood, as Borrower, First Union, as Administrative Agent, Crestar Bank, as Syndication Agent and The First National Bank of Chicago, as Documentation Agent.